UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

CMGI, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

CUSIP No. 125750109

(CUSIP Number)

August 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125750109	13G	PAGE 2 of 42

1.	Names of Reporting Persons R. Scott Murray I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,509,994
6. Shared Voting Power 2,521,616 (1)
7. Sole Dispositive Power 2,509,994
8. Shared Dispositive Power 2,521,616 (1)

9.	Aggregate Amount Beneficially owned by Each Reporting Person 5,031,610 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 1.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 2,521,616 shares held in The Murray 2003 Qualified Annuity Trust for the benefit of Mr. Murray’s designees. Mr. Murray disclaims beneficial ownership disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

CUSIP No. 125750109	13G	PAGE 3 of 42

1.	Names of Reporting Persons Timothy M. Adams I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 591,911(1)
6. Shared Voting Power
7. Sole Dispositive Power 591,911(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 591,911(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 424,389 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 4 of 42

1.	Names of Reporting Persons Bank of America Corporation I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 4,743,585
7. Sole Dispositive Power
8. Shared Dispositive Power 4,746,585

9.	Aggregate Amount Beneficially owned by Each Reporting Person 4,746,585
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 1.0%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 5 of 42

1.	Names of Reporting Persons BankAmerica Investment Corporation I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,018,257
6. Shared Voting Power
7. Sole Dispositive Power 4,018,257
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 4,018,257
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.9%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 6 of 42

1.	Names of Reporting Persons Fleet National Bank I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization A Federally-chartered banking association

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,734
6. Shared Voting Power 477,805
7. Sole Dispositive Power
8. Shared Dispositive Power 485,539

9.	Aggregate Amount Beneficially owned by Each Reporting Person 485,539
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 7 of 42

1.	Names of Reporting Persons Daniel F. Beck I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 479,414(1)
6. Shared Voting Power
7. Sole Dispositive Power 479,414(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 479,414(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 379,414 of shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 8 of 42

1.	Names of Reporting Persons Canpartners Investments IV, LLC I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 1,834,552
7. Sole Dispositive Power
8. Shared Dispositive Power 1,834,552

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,834,552
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 9 of 42

1.	Names of Reporting Persons Canyon Capital Advisors, LLC I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 1,834,552(1)
7. Sole Dispositive Power
8. Shared Dispositive Power 1,834,552(1)

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,834,552(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) These shares are owned by Canpartners Investments IV, LLC (“CI”). Canyon Capital Advisors, LLC is the investment advisor to CI and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by CI.

CUSIP No. 125750109	13G	PAGE 10 of 42

1.	Names of Reporting Persons Rory J. Cowan I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,531,150
6. Shared Voting Power
7. Sole Dispositive Power 1,531,150
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,531,150
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.3%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 11 of 42

1.	Names of Reporting Persons Robert T. Dechant I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 670,087(1)
6. Shared Voting Power
7. Sole Dispositive Power 670,087(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 670,087(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 223,360 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 12 of 42

1.	Names of Reporting Persons Enterprise Associates, LLC I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,977,149
6. Shared Voting Power
7. Sole Dispositive Power 1,977,149
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,977,149
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 13 of 42

1.	Names of Reporting Persons IMS Health, Inc. I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,977,149(1)
6. Shared Voting Power
7. Sole Dispositive Power 1,977,149(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,977,149(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) These shares are held by Enterprise Associates, LLC, a subsidiary of IMS Health, Inc.

CUSIP No. 125750109	13G	PAGE 14 of 42

1.	Names of Reporting Persons Vahram V. Erdekian I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 178,966(1)
6. Shared Voting Power
7. Sole Dispositive Power 178,966(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 178,966(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Consists of shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 15 of 42

1.	Names of Reporting Persons Sheila M. Flaherty I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 524,893 (1)
6. Shared Voting Power
7. Sole Dispositive Power 524,893 (1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 524,893 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 410,978 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 16 of 42

1.	Names of Reporting Persons Harding Holdings, Inc. I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,288,601
6. Shared Voting Power
7. Sole Dispositive Power 2,288,601
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 2,288,601
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%
12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 17 of 42

1.	Names of Reporting Persons Deborah A. Keeman I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 162,933(1)
6. Shared Voting Power
7. Sole Dispositive Power 162,933(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 162,933(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 127,311 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 18 of 42

1.	Names of Reporting Persons Jeremiah Kelly I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 137,727(1)
6. Shared Voting Power
7. Sole Dispositive Power 137,727(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 137,727(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Consists of shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 19 of 42

1.	Names of Reporting Persons Linwood A. Lacy I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 617,148(1)
6. Shared Voting Power
7. Sole Dispositive Power 617,148(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 617,148(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 152,554 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 20 of 42

1.	Names of Reporting Persons Terence M. Leahy I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,894,763(1)
6. Shared Voting Power
7. Sole Dispositive Power 3,894,763(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 3,894,763(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.8%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 2,499,393 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 21 of 42

1.	Names of Reporting Persons Stephen D.R. Moore I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,257,979
6. Shared Voting Power 238,905(1)
7. Sole Dispositive Power 1,257,979
8. Shared Dispositive Power 238,905(1)

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,496,884(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.3%
12.	Type of Reporting Person*

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 238,905 shares held in trust for the benefit of Mr. Moore’s minor child, Alexander Moore. Mr. Moore disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

CUSIP No. 125750109	13G	PAGE 22 of 42

1.	Names of Reporting Persons The Alexander S. Moore Trust Dtd. 6/5/96 I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 238,905
6. Shared Voting Power
7. Sole Dispositive Power 238,905
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 238,905
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 23 of 42

1.	Names of Reporting Persons The Abegail L. Moore Trust Dtd. 6/5/96 I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 238,900
6. Shared Voting Power
7. Sole Dispositive Power 238,900
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 238,900
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 24 of 42

1.	Names of Reporting Persons OCM Mezzanine Fund, L.P. I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 1,926,779
7. Sole Dispositive Power
8. Shared Dispositive Power 1,926,779

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,926,779
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 25 of 42

1.	Names of Reporting Persons Oaktree Capital Management, LLC I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 1,926,779 (1)
7. Sole Dispositive Power
8. Shared Dispositive Power 1,926,779 (1)

9.	Aggregate Amount Beneficially owned by Each Reporting Person 1,926,779 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Oaktree Capital Management, LLC (“Oaktree”), is a registered investment adviser under the Investment Advisers Act of 1940, as amended, acting as the general partner of OCM Mezzanine Fund, L.P., a Delaware limited partnership (the “Mezzanine Fund”). The Mezzanine Fund is the direct beneficial owner of 1,926,779 shares of the issuer’s common stock. Oaktree is a limited liability company managed by an executive committee, the members of which are Howard S. Marks, Bruce A. Karsh, David Kirchheimer, Sheldon M. Stone, D. Richard Masson, Larry W. Keele, Stephen A. Kaplan, Russel S. Bernard, John W. Moon, Kevin L. Clayton, and John B. Frank Each of such persons may be deemed a beneficial owner of the securities listed herein by virtue of such status as members of Oaktree. Except to the extent of their respective pecuniary interests therein, Oaktree and each such person disclaims beneficial ownership of the shares listed herein and the filing of this Schedule 13G shall not be construed as an admission that such person is the beneficial owner of any securities covered by this Schedule 13G.

CUSIP No. 125750109	13G	PAGE 26 of 42

1.	Names of Reporting Persons Morton H. Rosenthal I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6,212,930(1)
6. Shared Voting Power
7. Sole Dispositive Power 6,212,930(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 6,212,930(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 1.3%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Certain of these shares have been pledged to Corporate Software, Inc. (or its successor) as collateral for indebtedness incurred by Mr. Rosenthal.

CUSIP No. 125750109	13G	PAGE 27 of 42

1.	Names of Reporting Persons Samuel C. Sichko (as Trustee of the Murray 2003 Qualified Annuity Trust) I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power
6. Shared Voting Power 2,521,616(1)
7. Sole Dispositive Power
8. Shared Dispositive Power 2,521,616(1)

9.	Aggregate Amount Beneficially owned by Each Reporting Person 2,521,616(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) This statement shall not be construed as an admission that the trustee is the beneficial owner of the shares held in the trust and the trustee expressly disclaims beneficial ownership of the shares.

CUSIP No. 125750109	13G	PAGE 28 of 42

1.	Names of Reporting Persons Watson Kendale Southerland I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 510,493(1)
6. Shared Voting Power
7. Sole Dispositive Power 510,493(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 510,493(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 297,812 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 29 of 42

1.	Names of Reporting Persons Randy S. Stone I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 156,629(1)
6. Shared Voting Power
7. Sole Dispositive Power 156,629(1)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 156,629(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 156,629 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 30 of 42

1.	Names of Reporting Persons David A. Tanner I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 352,634
6. Shared Voting Power
7. Sole Dispositive Power 352,634
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 352,634
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 167,521 shares issuable upon the exercise of options exercisable within 60 days of August 2, 2004.

CUSIP No. 125750109	13G	PAGE 31 of 42

1.	Names of Reporting Persons The Murray 2003 Qualified Annuity Trust I.R.S. Identification No. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,521,616
6. Shared Voting Power
7. Sole Dispositive Power 2,521,616
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially owned by Each Reporting Person 2,521,616
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%
12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125750109	13G	PAGE 32 of 42

Item 1(a). Name of Issuer:

CMGI, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1100 Winter Street

Waltham, Massachusetts 02451

Item 2(a). Name of Person Filing:

This statement is being filed by R. Scott Murray, Timothy M. Adams, Bank of America Corporation, BankAmerica Investment Corporation, Fleet National Bank, Daniel F. Beck, Canpartners Investments IV, LLC, Canyon Capital Advisors, LLC, Rory J. Cowan, Robert T. Dechant, Enterprise Associates, LLC, IMS Health, Inc., Vahram V. Erdekian, Sheila M. Flaherty, Harding Holdings, Inc., Deborah A. Keeman, Jeremiah Kelly, Linwood A. Lacy, Terence M. Leahy, Stephen D.R. Moore, The Alexander S. Moore Trust Dtd. 6/5/96, The Abegail L. Moore Trust Dtd. 6/5/96, OCM Mezzanine Fund, L.P., Oaktree Capital Management, LLC, Morton H. Rosenthal, Samuel L. Sichko, W. Ken Southerland, Randy S. Stone, David A. Tanner and The Murray 2003 Qualified Annuity Trust (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

R. Scott Murray

108 Dover Road

Wellesley, MA 02482

Timothy M. Adams

130 Wilsondale Street

Westwood, MA 02090

BankAmerica Investment Corporation

Bank of America Corporation

Fleet National Bank

231 S. LaSalle Street

Chicago, IL 60697

Daniel F. Beck

58 Hollis Street

Groton, MA 01450

CUSIP No. 125750109	13G	PAGE 33 of 42

Canpartners Investments IV, LLC

Canyon Capital Advisors, LLC

9665 Wilshire Boulevard

Suite 200

Beverly Hills, CA 90212

Rory J. Cowan

281 Fairhaven Hill Road

Concord, MA 01742

Robert T. Dechant

2 Shasta Drive

N. Reading, MA 01864

Enterprise Associates, LLC

IMS Health, Inc.

c/o Venkon Group LLC

325 Riverside Avenue

Westport, CT 06880

Vahram V. Erdekian

928 West Cliff Drive

Santa Cruz, CA 05060

Sheila M. Flaherty

177 Beacon Street, #4

Boston, MA 02116

The	Alexander S. Moore Trust Dtd. 6/5/96
The	Abegail L. Moore Trust

Dtd. 6/5/96

c/o Kevin O’Shea

100 Federal Street

Boston, MA 02110

Harding Holdings, Inc.

4400 Harding Road

Nashville, TN 37205

Deborah A. Keeman

11 Emerson Road

E. Walpole, MA 02032

Jeremiah Kelly

8 Captain Ryder Road

S. Yarmouth, MA 02664

CUSIP No. 125750109	13G	PAGE 34 of 42

Linwood A. Lacy

2304 Cranborne Road

Midlothian, VA 23113

Terence M. Leahy

27 Meriam Street

Lexington, MA 02420

Stephen D.R. Moore

10 West Bellevue Avenue

Cambridge, MA 02140

OCM Mezzanine Fund, L.P.

Oaktree Capital Management, LLC

1301 Avenue of the Americas

34th Floor

New York, NY 10019

Morton H. Rosenthal

49 Washington Avenue

Cambridge, MA 02140

Watson Kendale Southerland

3595 Canton Road

A-9 PMB 340

Marietta, GA 30066

Randy S. Stone

83 Viles Street

Weston, MA 02493

David A. Tanner

17 Windsor Road

Dover, MA 02030

The Murray 2003 Qualified Annuity Trust

Samuel C. Sichko, Trustee

585 Commercial Street

Boston, MA 02109-1024

Item 2(c). Citizenship:

The information contained in Item 6 of each of the cover pages hereto is incorporated by reference herein.

CUSIP No. 125750109	13G	PAGE 35 of 42

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

125750 10 9

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

N/A

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Persons who, along with BCIP Associates, BCIP Trust Associates, L.P., BCIP Trust Associates II, BCIP Trust Associates II-B, BCM Capital Partners, L.P., J.P. Morgan Partners (BHCA), L.P., Information Partners, Nicholas G. Nomicos, Sankaty Credit Opportunities, L.P., Sankaty High Yield Partners II, L.P., and Sankaty High Yield Partners III, L.P. (the “Other Persons”), may be deemed as a group with respect to the ownership of the common stock of the issuer as a result of the Reporting Persons or their affiliates and the Other Persons being signatories to that certain Stock Transfer Agreement, dated as of March 23, 2004 and that certain Stockholder Selling Agreement, dated as of August 2, 2004. The Reporting Persons, together with the Other Persons, may be deemed to beneficially own in the aggregate 62,521,577 shares of common stock of the issuer.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Person that a group exists within the meaning of the Securities Exchange Act of 1934. Each Reporting Person disclaims beneficial ownership of common stock of the issuer directly beneficially owned by any other of the Reporting Persons or of the Other Persons except as noted in the cover pages hereto.

(b)	Percent of class:

The Reporting Persons, together with the Other Persons, may be deemed to beneficially own in the aggregate 13.2% of common stock of the issuer, based on the number of shares of common stock of the issuer outstanding

CUSIP No. 125750109	13G	PAGE 36 of 42

as reported in the issuer’s Form 10-Q for the quarter ended April 30, 2004 plus 68.6 million shares to be issued on August 2, 2004 as reported in the issuer’s current report on Form 8-K dated August 2, 2004.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Each Reporting Person possesses the sole power to vote or direct the vote of the number of shares referred to on the respective cover page for such reporting person.

(ii)	Shared power to vote or to direct the vote:

Each Reporting Person possesses shared power to vote or direct the vote of the number of shares referred to on the respective cover page for such reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Each Reporting Person possesses the sole power to dispose or direct the disposition of the number of shares referred to on the respective cover page for such reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Each Reporting Person possesses the shared power to dispose or direct the disposition of the number of shares referred to on the respective cover page for such reporting person.

Item 5. Ownership of Five Percent or Less of a Class:

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

CUSIP No. 125750109	13G	PAGE 37 of 42

Item 8. Identification of Members of the Group:

This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof and the identity of each of the Other Persons is set forth in Item 4(a) hereof.

Item 9. Notice of Dissolution of a Group:

N/A

Item 10. Certifications:

By signing below each of the the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 125750109	13G	PAGE 38 of 42

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

R. Scott Murray

By:	/s/ R. Scott Murray
R. Scott Murray

Timothy M. Adams

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Bank of America Corporation

By:	/s/ Charles F. Bowman
Charles F. Bowman, Senior Vice President

BankAmerica Investment Corporation

By:	/s/ Julie Kunetka
Julie Kunetka, Senior Vice President

Fleet National Bank

By:	/s/ Kevin C. O’Shea
Kevin C. O’Shea, Vice President

Daniel F. Beck

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

CUSIP No. 125750109	13G	PAGE 39 of 42

Canpartners Investments IV, LLC

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Canyon Capital Advisors, LLC

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Rory J. Cowan

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Robert T. Dechant

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Enterprise Associates, LLC

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

IMS Health, Inc.

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Vahram V. Erdekian

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Sheila M. Flaherty

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

CUSIP No. 125750109	13G	PAGE 40 of 42

The Alexander S. Moore Trust Dtd. 6/5/96

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

The Abegail L. Moore Trust Dtd. 6/5/96

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Harding Holdings, Inc.

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Deborah A. Keeman

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Jeremiah Kelly

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Linwood A. Lacy

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Terence M. Leahy

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

CUSIP No. 125750109	13G	PAGE 41 of 42

Stephen D.R. Moore

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

OCM Mezzanine Fund, L.P.

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Oaktree Capital Management, LLC

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Nicholas G. Nomicos

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Morton H. Rosenthal

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Samuel L. Sichko

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

W. Ken Southerland

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Randy S. Stone

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

CUSIP No. 125750109	13G	PAGE 42 of 42

David A. Tanner

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

The Murray 2003 Qualified Annuity Trust

By:	/s/ R. Scott Murray
R. Scott Murray, Attorney-In-Fact

Exhibits

1.    Joint Filing Agreement

2.    Power of Attorney for each of the Reporting Persons other than Bank of America Corporation, BankAmerica Investment Corporation and Fleet National Bank